Exhibit 99.1

COMPTON GAINS SUPPORT FOR RECAPITALIZATION

CALGARY, June 27, 2011 /CNW/ - Compton Petroleum Corporation (TSX - CMT) is pleased to announce that it has gained additional support for the proposed recapitalization transaction (the "Recapitalization") announced on June 6, 2011.

Since Compton's announcement, additional holders of Senior Notes due 2017 and Mandatory Convertible Notes due 2011 (collectively, the "Notes") have executed support agreements whereby they have agreed to vote in favour of and support the Recapitalization, increasing total committed support to approximately 58% of the Principal Claim Amount of the Notes. Compton will continue to solicit and obtain further support for the Recapitalization.

Compton has obtained an interim order under the Canada Business Corporations Act ("CBCA") from the Court of Queen's Bench of Alberta in connection with the Arrangement, including calling a meeting of Noteholders (the "Noteholder Meeting"). The meeting date for Noteholders to vote on the Arrangement has been set for July 25, 2011 at 9:00 a.m. MT. Subject to receiving the required approvals and to other conditions, it is anticipated that the effective date of the Arrangement will be on or about August 16, 2011. At the Noteholder Meeting, Noteholders will be asked to approve a Plan of Arrangement (the "Arrangement") under the CBCA. The Arrangement will require the approval of two-thirds of the votes cast by Noteholders present in person or by proxy at the Noteholder Meeting and who are entitled to vote on the Arrangement Resolution.

A meeting of Compton shareholders (the "Shareholder Meeting") has been set for July 25, 2011 at 10:00 am MT. At the Shareholder Meeting, shareholders will be asked to approve three resolutions: a Consolidation Resolution, Shareholders' Recapitalization Resolution and a Stated Capital Reduction Resolution. The Shareholders' Recapitalization Resolution will require the approval of a simple majority of the votes cast by shareholders present in person or by proxy at the Shareholder Meeting, excluding the votes cast by shareholders who have agreed to backstop the Rights Offering that is to follow the Recapitalization. The vote required to pass the Consolidation Resolution and the Stated Capital Reduction Resolution is the affirmative vote of at least two-thirds of the votes cast by shareholders present in person or by proxy at the Shareholders' Meeting. If either or both of the Consolidation resolution and the Stated Capital Reduction Resolution are not approved, the Recapitalization will proceed with the share counts and share subscription/exercise prices adjusted accordingly and/or with no reduction in stated capital.

The Management Proxy Circular (the "Circular") outlining the details of the Recapitalization has been completed and is in the process of being filed with Canadian securities regulatory authorities. It will be available on the Corporation's website, www.comptonpetroleum.com, and via www.sedar.com. It is anticipated that the Circular will be mailed to Compton's shareholders and Noteholders within the next week. As a result of mail service interruption due to the Canada Post strike, information pertaining to how stakeholders can obtain voting proxies will be outlined on Compton's website.

Compton's Management and Board of Directors continue to believe that the Recapitalization is in the best interests of the Corporation and its stakeholders given, among other considerations, that it will reduce net debt by approximately $274.3 million, significantly improving Compton's capital structure and providing considerable improvement in Compton's financial liquidity. The successful implementation of the Recapitalization is expected to be a significant positive step for Compton in pursuing its business plan through a renewed focus on production and cash flow growth. The Board of Directors recommends that shareholders and Noteholders vote in favour of the Recapitalization.

Credit Facility Update

Compton has also reached an agreement with the lenders under the Senior Bank Facility pursuant to which:

    <<
    -  the revolving period and maturity under the Senior Bank Facility are extended to September 13 and 14, 2011, respectively;

    -  the net borrowing base is set at $130.0 million, with the working capital and production components of the Senior Bank Facility together amounting to that figure;

    -  the lenders under the Senior Bank Facility will provide a
       $20.0 million supplemental facility (priced 300 basis points higher than the pricing under the working capital and production components of the Senior Bank Facility), for total credit capacity under the
       Senior Bank Facility of $150 million;

    -  if the Recapitalization is completed, then:

       -  the net borrowing base will be increased to $160.0 million;

       -  the supplemental facility will be rolled into the production component of the Senior Bank Facility, and the total credit capacity under the Senior Bank Facility increased to
          $160.0 million; and

       -  the revolving period and maturity under the Senior Bank Facility will be extended to December 29 and 30, 2011, respectively; and

    -  if the Recapitalization is not completed, then:

       -  the revolving period and maturity under the Senior Bank Facility will not be extended; and

       -  the lenders under the Senior Bank Facility will have the immediate right to reassess the borrowing base, which could result in a borrowing base that is lower than the amount outstanding under the
          Senior Bank Facility and thereby require Compton to repay the amount of the excess within ten business days.
    >>
The foregoing agreement with the lenders under the Senior Bank Facility is subject to terms and conditions that are typical of transactions of this nature, including the execution and delivery of formal documentation. Compton has also paid to the lenders a consent and extension fee in an amount equal to $2.4 million in connection with the foregoing agreement.

"The completion of the Recapitalization is expected to solve our potential liquidity concerns and normalize the company's capital structure to be competitive with other natural gas producers," said Tim Granger, President and CEO. "For the first time in the recent past we will be able to truly focus on the development of our asset base without the implications of high debt levels combined with low natural gas prices overshadowing our operational success."

Key Dates & Information

Key dates related to the Recapitalization are as follows:

    <<
    Event                              Date & Information
    -------------------------------------------------------------------------
    Noteholder Meeting                 July 25, 2011
                                       9:00 a.m. MT
                                       4300 Bankers Hall West
                                       888 - 3rd Street S.W.
                                       Calgary, AB

    Shareholder Meeting                July 25, 2011
                                       10:00 a.m. MT
                                       ENMAX Ballroom
                                       Calgary Chamber of Commerce
                                       4th Floor, 517 Centre Street South
                                       Calgary, AB

    Application for Final Order        On or about July 25, 2011
    Approving the Arrangement

    Effective Date of Arrangement,     On or about August 16, 2011
    including Note Exchange

    Prospectus for Rights Offering     On or about August 4, 2011

    Rights Distribution Record Date    On or about August 15, 2011

    Completion of Rights Offering      On or about September 13, 2011
    >>
In addition to Noteholder and Shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court, approval of the banking syndicate and receipt of all necessary regulatory and stock exchange approvals. Further information about the Recapitalization will be available on SEDAR (www.sedar.com) and the Corporation's web site (www.comptonpetroleum.com).

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, cash flow per share, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's Recapitalization transactions, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

For further information: Susan J. Soprovich, Director, Investor Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email: investorinfo@comptonpetroleum.com, Website: www.comptonpetroleum.com; Tim Granger, President & CEO, Ph: (403) 205-7480; Noteholders: BMO Capital Markets, Financial Advisor, Ph: (416) 359-8100, Toll-free: (855) 446-1233; Shareholders: MacKenzie Partners, Information Agent, Ph: (212) 929-5500, Toll-free: (800) 322-2885, Email: proxy@mackenziepartners.com

CO: Compton Petroleum Corporation

CNW 06:00e 27-JUN-11